SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                           FORM U-6B-2
                   Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, Paragraph 36,652] or U-47 [Reg. Section 250.47, Paragraph 36,620] adopted under the
Public Utility Holding Company Act of 1935

Certificate is filed by: Seneca Independence Pipeline Company, a wholly-owned subsidiary of National Fuel Gas Company.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, Paragraph 36,621].

1.   Type of the security or securities:     three promissory
notes.

2.   Issue, renewal or guaranty:   Security #1: issue.
                                   Security #2: renewal.
                                   Security #3: renewal.

3.   Principal amount of each security:
                                   Security #1:   $500,000.
                                   Security #2:   $500,000.
                                   Security #3:   $500,000.

4.   Rate of interest per annum of each security:
                                   Security #1: 5.66%.
                                   Security #2: 5.72%.
                                   Security #3: 5.65%.

5.   Date of issue, renewal or guaranty of each security:
                                   Security #1:   1/30/98.
                                   Security #2:   3/03/98.
                                   Security #3:   3/13/98.

6.   If renewal of security, give date of original issue:
                                   Re: Security #1: 1/30/98.
                                   Re: Security #3: 3/3/98.

7.   Date of maturity of each security:
                                   Security #1:   3/3/98.
                                   Security #2:   3/13/98.
                                   Security #3:   3/31/98.

8. Name of the person to whom each security was issued, renewed or guaranteed: National Fuel Gas Company.

9.   Collateral given with each security, if any:      none.

10.  Consideration received for each security:
                                   Security #1:   $500,000.
                                   Security #2:   $500,000.
                                   Security #3:   $500,000.

11.  Application of proceeds of each security:

     Security #1:   pay funds into escrow account pending
acquisition on an interest in Independence Pipeline Company.
     Securities #2 and #3: renew the $500,000 balance until U-1 approved in File #70-9117, and the Reporting Company could be added to the National Fuel Gas Company Money Pool.

12. Indicate by a check after the application statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
     a.   the provisions contained in the first sentence of
Section 6(b),
     b.   the provisions contained in the fourth sentence of
Section 6(b),
     c.   the provisions contained in any rule of the Commission
other than
          Rule U-48:     Rule 52.  [check]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of
Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then
outstanding:   N/A.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have
been issued:        N/A.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. Section 250.48, Paragraph 36,621] designate the rule under which exemption is claimed: Rule 52.

                    SENECA INDEPENDENCE PIPELINE COMPANY


                              By:  /s/ James R. Peterson
                                   James R. Peterson
                                   Secretary

Date:     May 19, 1998